82-3759

INTERSTAR MINING GROUP INC.

PRESS RELEASE

FOR IMMEDIATE RELEASE:

SUBJECT: InterStar Complete Acquisition of Medical Laser Device Firm

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Toronto, Ontario; 26 June 2003 .... InterStar Mining Group Inc. (TSXV:IG) announced that it has completed a binding agreement to acquire 100% of the fully diluted equity ownership of closely-held Theralase Inc. of Markham, Ontario for 5,164,454 common shares of InterStar, subject to adjustment proportionate to InterStar's fully diluted issued share capital at closing. A further aggregate of up to 5,164,454 InterStar shares are issuable upon Theralase meeting profit performance targets for the year following the transaction closing; 2,582,227 additional InterStar shares if EBITDA exceeds $85,000 or 5,164,454 InterStar shares if EBITDA exceeds $150,000.

The fully diluted Theralase issued common share equity includes all of its senior and convertible securities, all calls or commitments binding Theralase to issue additional equity, and the conversion of outstanding debt and advances by shareholders and related parties into Theralase equity on closing. The new InterStar shares will be held in escrow for staged releases over a period of 4 years, commencing with the initial 25% release one year after closing and a further aggregate 25% released in quarterly increments each year thereafter.

Prior to the InterStar acquisition, the principal Theralase shareholders are Roger Dumoulin-White with about 45% and Atlantor International/Talent Oil and Gas Ltd., holding approximately 33% of Theralase equity. The remaining 22% of Theralase equity is held by a number of arm's length investors. Atlantor and Talent are entities related to S. Donald Moore, the President and a Director of InterStar, and acquired its Theralase equity in a partially non-arm's length transaction by way of cash advances aggregating about $600,000 made by Atlantor to fund the FDA application and filing process.

The senior management of Theralase is Mr. Dumoulin-White, President and CEO, and Ms. Kristina Hachey, Treasurer and CFO. Mr. Dumoulin-White and Ms. Hachey are related parties.

InterStar's agreement with Theralase provides for an undertaking of InterStar to enter into a private placement debt or equity financing aggregating $500,000 for Theralase working capital needs. The source and other details of this new financing have not yet been determined.

Revenues (all amounts unaudited) of Theralase for the 8 months ending February 28, 2003, and for the years ended June 30, 2002 and 2001, were $250,000, $315,000 and $356,000, respectively. The net loss for these periods were $4,000, $84,000 and $124,000. As at February 28, 2003, the Company had net assets of $378,000, share

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capital of $584,000, a convertible loan of $690,000 (to be converted into Theralase equity), and working capital of $259,000.

InterStar's Management has agreed not to dispose of any of their shareholdings until the closing of the transaction.

Theralase has designed, manufactured and marketed therapeutic medical laser systems since 1995. Medical regulatory approvals have been received for Canada and in most European countries. After extended clinical trials, the United States FDA filing required for unrestricted U.S. marketing access was completed in December 2002. Final FDA registration and listing approval is prospective within the next 60 days.

Therapeutic lasers supply photon or light energy into the human and animal musculo-skeletal structure to bio-stimulate and accelerate the normal healing process for a wide range of pain control and tissue rehabilitation applications. The Theralase device is designed for the relief of temporary and chronic pain conditions deriving from all types of arthritic symptoms, wound healing, veterinary practice and dental procedures.

The most recent proprietary Theralase therapeutic laser development is designed for the monitoring and control of higher powered and deeper penetration applications which are covered in U.S. Patent No. 6,413,267 which was issued to Theralase on July 2, 2002.

Completion of the transaction is subject to a number of conditions including, but not limited to, TSX Venture Exchange acceptance. The transaction cannot close until such approval is obtained. There can be no assurance that the transaction will be completed as proposed, or at all. Trading in the securities of InterStar should be considered to be highly speculative.

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Further Information -- Contact:
S. Donald Moore, President
Phone: (416) 368-4440

Certain of the information and statements contained in this news release constitute "forward looking statements" expressing InterStar's expectations, hopes, beliefs and intentions on strategies and planning regarding the future. It is important to note that InterStar's actual future results could differ materially from those projected in such "forward looking statements" because of a number of factors, including, but not limited to, general economic conditions, business and financing requirements, labor relations, government actions, competitor pricing, expenses volatility and other risks that may be covered from time to time in the Company's filings with the securities regulatory authorities and Stock Exchange having jurisdiction and in future press releases.